Exhibit 4.2

DESCRIPTION OF THE REGISTRANT’S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE
SECURITIES AND EXCHANGE ACT OF 1934, AS AMENDED

The common stock, par value $0.001 per share (“Common Stock”) of ARC Document Solutions, Inc. (the “Company,” “we,” “us,” and “our”) is registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The following description sets forth certain general terms and provisions of our Common Stock. These description are in all respects subject to and qualified in their entirety by, and should be read in conjunction with the applicable provisions of, our Restated Certificate of Incorporation (the “Charter”) and our Second Amended and Restated Bylaws (the “Bylaws”), each of which is incorporated by reference as an exhibit to the Annual Report on Form 10-K of which this exhibit is a part, and by applicable law. We encourage you to read our Charter, our Bylaws and the applicable provisions of the Delaware General Corporation Law (“DGCL”) for additional information.

Authorized Capital Stock

Our authorized capital stock consists of 150,000,000 shares of Common Stock, and 25,000,000 shares of preferred stock, par value $0.001 per share (“Preferred Stock”).

Common Stock

The holders of our Common Stock are entitled to one vote for each share held on all matters submitted to a vote of the stockholders. The holders of our Common Stock do not have any cumulative voting rights. Holders of our Common Stock are entitled to receive ratably any dividends declared by our board of directors (“Board”) out of funds legally available for that purpose, subject to any preferential dividend rights of any outstanding Preferred Stock. Our Common Stock has no preemptive rights, conversion rights or other subscription rights or redemption rights.

In the event of our liquidation, dissolution or winding up, holders of our Common Stock will be entitled to share ratably in all assets remaining after payment of all debts and other liabilities and any liquidation preference of any outstanding Preferred Stock. Each outstanding share of Common Stock is duly and validly issued, fully paid and non-assessable.

Preferred Stock

Our Board will have the authority, without further action by our stockholders, to issue up to 25,000,000 shares of Preferred Stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof. These rights, preferences and privileges could include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting, or the designation of, such series, any or all of which may be greater than the rights of Common Stock. The issuance of our Preferred Stock could adversely affect the voting power of holders of Common Stock and the likelihood that such holders will receive dividend payments and payments upon our liquidation. In addition, the issuance of Preferred Stock could have the effect of delaying, deferring or preventing a change in control of our company or other corporate action.

No shares of Preferred Stock are outstanding as of the date of our Annual Report on Form 10-K with which this exhibit is filed as an exhibit.

Anti-Takeover Effects of Delaware Law and Provisions of our Charter and our Bylaws

Certain provisions of the DGCL and of our Charter and our Bylaws could have the effect of delaying, deferring or preventing another party from acquiring control of us and encouraging persons considering unsolicited tender offers or other unilateral takeover proposals to negotiate with our board of directors rather than pursue non-negotiated takeover attempts. These provisions include the items described below.

Delaware Anti-Takeover Statute

Section 203 of the DGCL is applicable to us. Section 203 of the DGCL restricts some types of transactions and business combinations between a corporation and a 15% stockholder. A 15% stockholder is generally considered by Section 203 to be a person owning 15% or more of the corporation’s outstanding voting stock. Section 203 refers to a 15% stockholder as an “interested stockholder.” Section 203 restricts these transactions for a period of three years from the date the stockholder acquires 15% or more of our outstanding voting stock. With some exceptions, unless the transaction is approved by the board of directors and the holders of at least two-thirds of the outstanding voting stock of the corporation, Section 203 prohibits significant business transactions such as:

•a merger with, disposition of significant assets to or receipt of disproportionate financial benefits by the interested stockholder, and

•any other transaction that would increase the interested stockholder’s proportionate ownership of any class or series of our capital stock.

The shares held by the interested stockholder are not counted as outstanding when calculating the two-thirds of the outstanding voting stock needed for approval.

The prohibition against these transactions does not apply if:

•prior to the time that any stockholder became an interested stockholder, the board of directors approved either the business combination or the transaction in which such stockholder acquired 15% or more of our outstanding voting stock, or

•the interested stockholder owns at least 85% of our outstanding voting stock as a result of a transaction in which such stockholder acquired 15% or more of our outstanding voting stock. Shares held by persons who are both directors and officers or by some types of employee stock plans are not counted as outstanding when making this calculation.

No Written Consent of Stockholders

Our Charter provides that all stockholder actions are required to be taken by a vote of the stockholders at an annual or special meeting, and that stockholders may not take any action by written consent in lieu of a meeting. This limit may lengthen the amount of time required to take stockholder actions and would prevent the amendment of our bylaws or removal of directors by our stockholders without holding a meeting of stockholders.

Special Meetings of Stockholders

Our Charter provides that special meetings of the stockholders for any purpose or purposes, unless required by law, may only be called our board of directors (the “Board”), the chairman of the board, if any, the chief executive officer or the president. This limitation on the ability to call a special meeting could make it more difficult for stockholders to initiate actions that are opposed by the Board. These actions could include the removal of an incumbent director or the election of a stockholder nominee as a director. They could also include the implementation of a rule requiring stockholder ratification of specific defensive strategies that have been adopted by the board with respect to unsolicited takeover bids. In addition, the limited ability to call a special meeting of stockholders may make it more difficult to change the existing Board and management.

Board Vacancies

Subject to the rights of the holders of any outstanding series of preferred stock, our Charter authorizes the Board to fill vacancies, including newly created directorships, unless the Board determines by resolution that any such vacancies or newly created directorships shall be filled by the stockholders. Our Charter also provides that directors may be removed by stockholders only by affirmative vote of holders of two-thirds of the outstanding shares of voting stock.

Advance Notice Requirements

Our Bylaws establish advance notice procedures with regard to stockholder proposals relating to the nomination of candidates for election as directors or new business to be brought before meetings of our stockholders. These procedures provide that notice of stockholder proposals must be timely given in writing to our corporate secretary prior to the meeting at which the action is to be taken. Generally, to be timely, notice must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the annual meeting for the preceding year. Our Bylaws specify the requirements as to form and content of all stockholders’ notices. These requirements may preclude stockholders from bringing matters before the stockholders at an annual or special meeting.

Amendment to our Charter and Bylaws

Any amendment of our Charter must first be approved by a majority of our Board, and if required by law or our Charter, must thereafter be approved by a majority of the outstanding shares entitled to vote on the amendment and a majority of the outstanding shares of each class entitled to vote thereon as a class, except that the amendment of the provisions relating to stockholder action, board composition, limitation of liability and the amendment of our Bylaws and Charter must be approved by not less than two thirds (2/3) of the outstanding shares entitled to vote on the amendment.

Our Bylaws may be amended by the affirmative vote of a majority of the directors then in office, subject to any limitations set forth in the Bylaws; and may also be amended by the affirmative vote of at least two thirds (2/3) of the outstanding shares entitled to vote on the amendment.

Undesignated Preferred Stock

Our Charter provides for 25,000,000 authorized shares of Preferred Stock. The existence of authorized but unissued shares of convertible Preferred Stock may enable our Board to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise. For example, if in the due exercise of its fiduciary obligations, our board of directors were to determine that a takeover proposal is not in the best interests of our stockholders, our Board could cause shares of convertible Preferred Stock to be issued without stockholder approval in one or more private offerings or other transactions that might dilute the voting or other rights of the proposed acquirer or insurgent stockholder or stockholder group. In this regard, our Charter grants our Board broad power to establish the rights and preferences of authorized and unissued shares of convertible Preferred Stock. The issuance of shares of convertible Preferred Stock could decrease the amount of earnings and assets available for distribution to holders of shares of Common Stock. The issuance may also adversely affect the rights and powers, including voting rights, of these holders and may have the effect of delaying, deterring or preventing a change in control of us.

Stock Exchange Listing

Our Common Stock is listed on New York Stock Exchange under the trading symbol “ARC.”

Transfer Agent and Registrar

The transfer agent and registrar for our Common Stock is Broadridge Corporate Issuer Solutions, Inc. The transfer agent and registrar’s address is 1155 Long Island Avenue, Edgewood, NY 11717, and its telephone number is 1-877-830-4932.